Exhibit 3.1

AMENDMENT TO
AMENDED AND RESTATED BYLAWS
OF
NEFF CORPORATION

July 14, 2017

This First Amendment (this “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Neff Corporation, a Delaware corporation (the “Corporation”), adopted effective as of the date set forth above, hereby amends the Bylaws in the following respects:

1.             A new Section 7.07 is added to the Bylaws immediately following Section 7.06 thereof as follows:

“Section 7.07              Forum for Adjudication of Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), these Bylaws or the Certificate of Incorporation or as to which the DGCL confers jurisdiction on the Court of Chancery, or (iv) any action governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.07.”

2.             Except as specifically amended above, the Bylaws shall remain in full and effect in accordance with the provisions thereof.

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